UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 28, 2023

PLUM ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Fillmore St. #2089, San Francisco, CA 94115

(Address of principal executive offices, including Zip Code)

(415) 683-6773

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PLMI	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PLMIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On November 28, 2023, Plum Acquisition Corp. I (“Plum”) and Veea Inc. (“Veea”) issued a joint press release announcing their entry into a business combination agreement. The press release is furnished herewith as Exhibit 99.1.

The information contained in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the proposed business combination between Plum and Veea (the “Business Combination”), Plum intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Business Combination. Shareholders of Plum are advised to read, when available, the preliminary proxy statement, any amendments thereto, the definitive proxy statement, the prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information. This report does not contain all the information that should be considered concerning the Business Combination. It is also not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of Plum as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the registration statement on Form S-4 and other documents filed by Plum with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in Solicitation

Plum and Veea and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s shareholders in connection with the proposed Business Combination. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Veea and Plum and Veea’s business. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements include, but are not limited to, statements regarding Veea’s expected product offerings; the capitalization of the combined company after giving effect to the proposed Business Combination and the anticipated $50 million private financing; the expected timing of the completion of the proposed Business Combination; Plum’s or Veea’s estimates of expenses and profitability; and expectations with respect to future operating and financial performance. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Veea’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Veea’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Veea or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against Plum, Veea, the combined company or others following the announcement of the Business Combination; failure to obtain the approval of the equity holders of Veea or Plum; failure to realize the anticipated benefits of the Business Combination; the potential inability to consummate the anticipated financing on terms or in amounts satisfactory to the parties, or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on Veea’s business relationships, operating results, current plans and operations; risks related to the rollout of Veea’s business and the timing of expected business milestones; the effects of competition on Veea’s business; supply shortages in the materials necessary for the production of Veea’s products; delays in construction and operation of production facilities; Veea’s ability to produce its products at commercial scale; the amount of redemption requests made by Plum’s public equity holders; changes in applicable laws or regulations; the possibility that Plum, Veea or the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described from time to time in filings by Plum with the SEC. If any of these risks materialize or the parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this report. There may be additional risks that neither Veea or Plum presently know or that Veea and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Veea and Plum assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Veea nor Plum gives any assurance that either Veea or Plum will achieve its expectations.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press release dated November 28, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PLUM ACQUISITION CORP. I

Date: November 28, 2023	By:	/s/ Kanishka Roy
Kanishka Roy
Co-Chief Executive Officer and President

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